

4110 9th Street SE
Calgary AB T2G 3C4 Canada
Phone: (403) 259-3311 Fax: (403) 259-8866
www.hemispheregps.com

October 26, 2007



Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commissic
100 F Street, N.E.
Washington, DC 20549

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Financial Statements for the quarter ending September 30, 2007
2. Management's Discussion and Analysis for quarter ending September 30, 2007
3. Form 52-109F2 – Certification of Interim Filings – CFO
4. Form 52-109F2 – Certification of Interim Filings – CEO
5. Press Release dated October 25, 2007 – Hemisphere GPS Reports 2007 Third Quarter Results
6. Press Release dated October 19, 2007 – Hemisphere Second Quarter Conference Call Notice
7. Press Release dated September 28, 2007 – Hemisphere Completes Settlement of Patent Infringement Lawsuits
8. Press Release dated September 26, 2007 – Hemisphere GPS Announces Centimeter Accuracy with New Eclipse™ Dual-Frequency GPS Receiver Technology
9. Press Release dated August 28, 2007 – Hemisphere GPS Announces Outback AutoMate for Boom Section Control
10. Press Release dated August 28, 2007 – Hemisphere GPS Introduces Outback S-Lite Entry Level Guidance System
11. Press Release dated August 27, 2007 – Hemisphere GPS Announces Outback Financing Program
12. Press Release dated August 16, 2007 – Hemisphere GPS Granted Non-Infringement Judgment in Patent Infringement Lawsuit with Trimble Navigation Ltd.

Please contact us should you have any questions, 403-259-3311.

Yours truly,
Hemisphere GPS Inc.

D. Baldwin

Donna Baldwin
Executive Assistant

Hemisphere GPS

File No.
82-34943

Consolidated Financial Statements of

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Three and nine month periods ended September 30, 2007 and 2006

Hemisphere GPS

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Balance Sheets
(unaudited)

	September 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 9,624,505	$ 11,160,405
Accounts receivable	7,168,035	4,995,204
Inventories	14,530,512	11,479,139
Deferred commissions	224,757	111,619
Prepaid expenses and deposits	477,236	550,530
Current assets of discontinued operations (note 4)	387,877	1,360,735
	32,412,922	29,657,632
Deferred commissions	290,181	246,414
Property and equipment	8,196,428	8,507,990
Intangible assets	3,834,929	4,332,591
Goodwill	22,961,432	22,961,432
Assets of discontinued operations (note 4)	–	116,380
	$ 67,695,892	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,166,743	$ 5,785,501
Deferred revenue	1,344,958	773,527
Current portion of long-term debt	–	300,517
Current portion of capital leases	195,856	291,057
Current liabilities of discontinued operations (note 4)	139,274	974,505
	8,846,831	8,125,107
Deferred revenue	1,941,911	1,672,116
Capital lease obligations	–	101,714
Shareholders' equity:		
Share capital (note 2)	104,616,683	104,013,743
Contributed surplus	3,127,943	2,776,468
Deficit	(50,837,476)	(50,866,709)
	56,907,150	55,923,502
	$ 67,695,892	$ 65,822,439

See accompanying notes to consolidated financial statements.

Hemisphere GPS

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Sales	$ 9,474,224	$ 5,617,430	$ 44,871,875	$ 38,037,987
Cost of sales	5,088,368	4,562,414	23,409,037	22,401,843
	4,385,856	1,055,016	21,462,838	15,636,144
Expenses:				
Research and development	1,294,862	1,134,299	3,857,759	3,531,915
Sales and marketing	1,937,392	1,772,476	7,232,476	6,933,442
General and administrative	1,348,660	1,190,929	4,261,162	3,978,800
Stock-based compensation (note 2(c))	131,493	215,168	536,060	544,285
Amortization	583,529	637,533	1,748,334	1,843,437
	5,295,936	4,950,405	17,635,791	16,831,879
Earnings (loss) before undernoted items	(910,080)	(3,895,389)	3,827,047	(1,195,735)
Foreign exchange (gain) loss	421,757	(132,998)	648,236	695,376
Loss on sale of marketable securities	–	–	38,809	
Interest and other income	(104,433)	(84,005)	(324,700)	(193,781)
Restructuring costs	–	–	–	1,043,000
Legal fees on settlement of lawsuit (note 7)	1,406,785	155,580	3,101,504	229,262
Earnings (loss) from continuing operations	(2,634,189)	(3,833,966)	363,198	(2,969,592)
Loss from discontinued operations (note 4)	(106,920)	(1,978,404)	(333,965)	(14,164,667)
Net earnings (loss) and comprehensive income (loss)	(2,741,109)	(5,812,370)	29,233	(17,134,259)
Deficit, beginning of period	(48,096,367)	(42,302,035)	(50,866,709)	(30,980,146)
Deficit, end of period	$(50,837,476)	$(48,114,405)	$(50,837,476)	$(48,114,405)
Earnings (loss) per common share from continuing operations:				
Basic and diluted	$ (0.06)	$ (0.08)	$ 0.01	$ (0.06)
Loss per common share:				
Basic and diluted	$ (0.06)	$ (0.13)	$ –	$ (0.37)
Weighted average shares outstanding:				
Basic	46,345,867	46,086,642	46,225,372	45,992,887
Diluted	46,566,090	49,340,921	46,317,060	49,340,921

See accompanying notes to consolidated financial statements.

Hemisphere GPS

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash flows from (used in) operating activities:				
Earnings (loss) from continuing operations	$(2,634,189)	$ (3,833,966)	$ 363,198	$ (2,969,592)
Items not involving cash:				
Amortization	583,529	637,533	1,748,334	1,843,437
Stock-based compensation	131,493	215,168	536,060	544,285
Loss on sale of marketable securities	–	–	38,809	–
Unrealized foreign exchange gain	–	8,855	–	4,748
	(1,919,167)	(2,972,410)	2,686,401	(577,122)
Change in non-cash operating working capital:				
Accounts receivable	1,919,895	(118,395)	(2,812,038)	(467,047)
Inventories	(1,719,634)	(179,430)	(3,051,373)	304,107
Prepaid expenses and deposits	(54,042)	(270,458)	73,294	(47,790)
Deferred commissions	(8,140)	(17,952)	(156,905)	(277,391)
Accounts payable and accrued liabilities	(685,880)	380,024	1,381,242	822,322
Deferred revenue	46,128	119,699	841,226	1,846,676
	(2,420,840)	(3,058,922)	(1,038,153)	1,603,755
Cash used in discontinued operations (note 4)	(58,374)	(1,875,884)	(79,958)	(7,888,870)
	(2,479,214)	(4,934,806)	(1,118,111)	(6,285,115)
Cash flows from (used in) financing activities:				
Long-term debt	–	(125,884)	(300,517)	(381,772)
Capital lease obligations	(66,313)	(45,734)	(196,915)	(212,121)
Issue of share capital, net of share issue costs	107,204	66,560	418,355	397,259
Cash from discontinued operations (note 4)	–	–	–	2,977,665
	40,891	(105,058)	(79,077)	2,781,031
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(367,869)	(745,821)	(939,110)	(1,445,911)
Business acquisition, net	–	–	–	(959,303)
Proceeds on sale of marketable securities	–	–	600,398	–
Cash from (used in) discontinued operations (note 4)	–	–	–	(117,035)
	(367,869)	(745,821)	(338,712)	(2,522,249)
Decrease in cash position	(2,806,192)	(5,785,685)	(1,535,900)	(6,026,333)
Cash, beginning of period	12,430,697	12,354,706	11,160,405	12,595,354
Cash, end of period	$ 9,624,505	$ 6,569,021	$ 9,624,505	$ 6,569,021
Supplemental disclosure:				
Interest paid	$ 3,521	$ 16,448	$ 30,492	$ 71,059
Interest received	$ 117,069	$ 98,542	$ 340,286	$ 298,118

See accompanying notes to consolidated financial statements.

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Notes to Consolidated Financial Statements

Three and nine month periods ended September 30, 2007 and 2006
(unaudited)

---

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for Hemisphere GPS Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. The disclosures in these interim financial statements are incremental to those included within the annual financial statements and should be read in conjunction with those annual statements. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2006, except for the following changes in accounting policies.

On January 1, 2007, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") regarding the recognition, measurement, disclosure and presentation of financial instruments. Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial instruments are measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable Securities have been designated as "held-for-trading", which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to comprehensive income. The new standards require a statement of comprehensive income, if there are items that give rise to comprehensive income or loss. The Company did not identify any such items giving rise to comprehensive income or loss in the three and nine month periods ended September 30, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

1. Basis of presentation (continued):

The Company also adopted new accounting standards with respect to hedging activities. The Company uses forward contracts to hedge certain foreign currency denominated assets and liabilities against fluctuations in foreign currency exchange rates. The Company does not use forward contracts for trading or speculative purposes.

The CICA plans to adopt International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

The CICA issued new accounting standards for measurement and disclosure requirements for inventories which are applicable for fiscal years beginning on or after January 1, 2008. The Company does not expect any significant effect on its financial statements due to the application of these standards.

2. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2006	46,125,616	$ 104,013,743
Issued on exercise of stock options	170,355	328,125
Share issue costs	–	(16,974)
Transfer from contributed surplus on exercise of stock options	–	136,520
Balance, June 30, 2007	46,295,971	$ 104,461,414
Issued on exercise of stock options	60,038	107,204
Transfer from contributed surplus on exercise of stock options	–	48,065
Balance, September 30, 2007	46,356,009	$ 104,616,683

(c) Stock options:

At September 30, 2007 there were 2,808,435 stock options outstanding. During the current quarter, the Company granted nil stock options and recorded $131,493 (2006 – $256,006, including discontinued operations) as compensation expense. For the nine months ended September 30, 2007, the Company granted 275,000 stock options and recorded $536,060 (2006 – $688,224, including discontinued operations) as compensation expense.

3. Segmented information:

(a) Sales by geographic segment:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
United States	$ 4,478,000	$ 2,995,000	$ 20,900,000	$ 20,558,000
Canada	1,371,000	730,000	11,848,000	10,394,000
Europe	1,674,000	904,000	5,119,000	3,145,000
Other	1,951,000	988,000	7,005,000	3,941,000

Sales are attributed to geographic segments based on the location of the customer.

(b) Assets by geographic segment:

	September 30, 2007	December 31, 2006
United States	$ 30,018,000	$ 45,476,000
Canada	37,678,000	20,346,000

HEMISPHERE GPS INC.

(formerly CSI Wireless Inc.)
Notes to Consolidated Financial Statements, page 4

Three and nine month periods ended September 30, 2007 and 2006
(unaudited)

4. Discontinued operations:

As a result of the Company's decision to divest its Wireless product lines during 2006, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements.

The results of discontinued operations are as follows:

	Three months ended September 30,		Nine month ended September 30,	
	2007	2006	2007	2006
Sales	$ –	$ 4,893,581	$ –	$ 16,395,883
Cost of sales	–	3,963,980	–	13,736,281
	–	929,601	–	2,623,602
Expenses:				
Research and development	–	132,994	–	2,231,151
Sales and marketing	–	84,393	–	1,081,336
General and administrative	115,540	2,628,877	342,585	3,078,275
Stock-based compensation	–	40,838	–	143,939
Amortization	–	25,398	–	448,320
	115,540	2,912,500	342,585	6,983,021
Loss before undernoted items	(115,540)	(1,982,899)	(342,585)	(4,359,419)
Gain on sale of product line	–	–	–	(190,000)
Severance and wind-down costs	–	–	–	2,021,000
Interest income	–	(4,495)	–	(25,752)
Goodwill impairment	–	–	–	8,000,000
Impairment of property and equipment	(116,380)	–	(116,380)	–
Other income	125,000	–	125,000	–
Loss from discontinued operations	$ (106,920)	$(1,978,404)	$ (333,965)	$ (14,164,667)

Assets and liabilities presented in the consolidated balance sheet include the following assets and liabilities of discontinued operations:

	September 30, 2007	December 31, 2006
Current assets	$ 387,877	$ 1,360,735
Property and equipment	–	116,380
Current liabilities	(139,274)	(974,505)
	$ 248,603	$ 502,610

4. Discontinued operations (continued):

The cash flow from discontinued operations is as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Cash flows from (used in) operating activities:				
Loss from discontinued operations	$ (106,920)	$ (1,978,404)	$ (333,965)	$(14,164,667)
Items not involving cash:				
Amortization	–	25,398	–	448,320
Impairment of property and equipment	116,380	–	116,380	–
Stock-based compensation	–	40,838	–	143,939
Goodwill impairment	–	–	–	8,000,000
Gain on sale of product line	–	–	–	(190,000)
	9,460	(1,912,168)	(217,585)	(5,762,408)
Change in non-cash operating working capital:				
Current assets	46,816	(514,512)	972,858	5,214,216
Current liabilities	(114,650)	550,796	(835,231)	(7,340,678)
	(58,374)	(1,875,884)	(79,958)	(7,888,870)
Cash flows from (used in) financing activities:				
Capital lease obligations	–	–	–	(346,812)
Proceeds on sale of product line, net of disposition costs	–	–	–	3,324,477
	–	–	–	2,977,665
Cash flows used in investing activities:				
Purchase of property and equipment	–	–	–	(117,035)
	$ (58,374)	$ (1,875,884)	$ (79,958)	$ (5,028,240)

5. Seasonality of Operations:

A large portion of the Company's revenues are derived from agricultural markets in the Northern Hemisphere. As a result, the Company's revenues are subject to seasonality associated with the heaviest buying season of such markets which takes place in the first half of the calendar year.

6. Related Party Transactions:

Pursuant to the agreements relating to the purchase of the Outback business in April 2005, RHS, Inc., a company controlled by a director and former executive of the Company, has indemnified the Company for 50% of the costs associated with an outstanding patent infringement lawsuit up to a maximum of US$1.5 million. The indemnification is secured by 450,000 common shares of the Company that will remain in escrow until the earlier of the settlement of the associated claims or ten years after closing of the acquisition. At September 30, 2007, accounts receivable includes US$1.5 million owing from RHS, Inc. related to costs incurred by the Company and recoverable pursuant to this indemnification.

7. Legal fees on settlement of lawsuit:

During the third quarter of 2007, following the dismissal of the associated patent infringement claims by the U.S. District Court, the Company settled an outstanding legal action that had been initiated by a third party in 2002. As a result, all outstanding litigation with the third party has been discontinued and the Company does not expect to incur further legal costs associated with this matter. Effective with the current quarter, the Company has reclassified the legal expenses associated with this legal action in the Consolidated Statements of Operations in order to reflect the impact of these costs on past financial results.

8. Financial instruments:

At September 30, 2007, the Company has forward contracts in place for the sale of United States dollars that mature on December 31, 2007 with a total principal value of US$13.0 million. The foreign currency exchange rate on these forward contracts is Cdn$0.9951/US$1.0000.

Hemisphere GPS Inc.
(formerly CSI Wireless Inc.)
Interim Management Discussion and Analysis
Three and nine month periods ended September 30, 2007

Hemisphere GPS

File No. 82-34943

The following discussion and analysis is effective as of October 25, 2007 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes. Additional information relating to Hemisphere GPS Inc. ("Hemisphere GPS" or the "Company"), including the Company's Annual Information Form, can be found on SEDAR (www.sedar.com) which is supplemental to unaudited interim consolidated financial statements and notes for the three and nine month periods ended September 30, 2007.

Overview

Hemisphere GPS Inc. was formerly named CSI Wireless Inc., but received shareholder approval to change the name of the company from CSI Wireless Inc. to Hemisphere GPS Inc. at the Special and Annual General Meeting of its shareholders on May 9, 2007. The Company is engaged in the design, manufacture and sale of innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. Hemisphere GPS has three primary product lines: ground agriculture products, aerial agriculture products and precision products for GIS and marine markets.

Results of Operations

Quarter Ended September 30, 2007 versus Quarter Ended September 30, 2006

Revenue

For the three months ended September 30, 2007, revenue was $9.5 million, up 69% from revenues of $5.6 million for the same period of 2006. Significant revenue growth was realized in all product lines and regions – with particular strength seen in International and agriculture-related product sales. Revenue growth is being driven by strong fundamentals in the agriculture market, together with new products introduced in the Company's Precision Products line – targeted primarily at non-agricultural markets.

Because the Company's revenues are substantially all denominated in United States dollars, the Company's Canadian dollar revenues have been negatively impacted by the continued strengthening of the Canadian dollar against the United States dollar. The Company's revenue growth in United States dollars was approximately 80% compared to the third quarter of 2006, illustrating the true growth of the business in the quarter.

Gross Margin

Gross margins for the quarter of $4.4 million and 46% are up from $1.1 million and 19% for the same quarter of 2006. In 2006 normalized gross margins were 37%, prior to the impact of inventory adjustments of approximately $1 million. The increase in 2007 gross margins compared to normalized 2006 gross margins is a result of stronger margins in all product lines arising from new product introductions and the impact of cost reduction initiatives in design and in the supply chain – including the outsourcing of certain elements of the manufacturing process.

The continued strengthening of the Canadian dollar relative to the United States dollar has had a negative impact on gross margins. Revenues earned by the Company are substantially all denominated in United States dollars. However, as the Company operates a manufacturing facility in Calgary, Canada, cost of sales are incurred in both Canadian and United States dollars. At third quarter revenue levels, the Company estimates that movement in the average foreign exchange rate has had a negative impact on third quarter gross margins of approximately 1.4% when compared to the average foreign exchange rate in the third quarter of 2006.

Expenses

During the third quarter, Hemisphere GPS was awarded a non-infringement judgment in a patent infringement lawsuit initiated by Trimble Navigation Ltd. in 2002. Following this positive decision, a confidential settlement agreement was concluded between Hemisphere GPS and Trimble, whereby all other outstanding patent infringement lawsuits between the companies were dismissed, including the counter claims filed by Hemisphere

GPS. During the quarter, the Company incurred $1.4 million of legal expenses related to this matter, however, no further legal costs associated with this matter are expected to be incurred. Effective with the current quarter, the Company has reclassified the legal expenses associated with the Trimble legal action in the Consolidated Statements of Operations in order to reflect the impact of these costs on past financial results.

Expenses were $5.3 million, an increase of $0.3 million, or 7%, compared to the third quarter of 2006. This increase is a result of increased investment in research and development, as well as increases in sales and marketing and general and administrative expenses arising from the growth of the Company, however, such growth is moderate relative to the growth in third quarter revenues of 69%, illustrating the scalability of the Company's business model.

Research and development expenses increased by approximately 14% compared to the third quarter of 2006 as a result of growth as well as increased project costs associated with new product developments. On an annual basis, the Company has a target for research and development costs of 10% of revenue. The investment in research and development activities is critical for the Company to maintain and build its position in current and targeted markets.

Sales and marketing expenses increased from the third quarter of 2006 by $165 thousand and general and administrative expenses increased by $158 thousand primarily as a result of growth associated with increased revenues.

Other

The Company incurred a foreign exchange loss of $422 thousand during the third quarter of 2007 compared to a loss of $648 thousand in 2006. Foreign exchange gains and losses arise from a variety of sources, but are driven primarily by the impact of a variable US dollar foreign exchange rate on the translation of US dollar denominated working capital into Canadian dollars. Management has implemented a foreign exchange risk management program to hedge the Company's US dollar working capital against exchange rate fluctuations and received a hedging payment of $829 thousand at the end of the third quarter that is netted against the foreign exchange loss. During the quarter, the Canadian dollar strengthened by 7% - which is a dramatic change for such a short period.

In the third quarter of 2007, the Company recorded interest income of $104 thousand compared to interest income of $84 thousand in 2006. The Company earns interest income on its cash balance, which was offset by interest expense on capital leases and long-term debt.

Legal fees associated with the patent infringement lawsuit initiated by Trimble Navigation Limited were $1.4 million during the quarter, compared to $156 thousand in the third quarter of 2006. These legal fees arose from third quarter activity relating to the lawsuit, including the application for dismissal of the infringement claims, preparation for trial, and the negotiation of the settlement. In addition, in prior quarters, 50% of the legal fees related to this matter were indemnified by RHS, Inc., the vendor in the 2005 Outback business acquisition. However, at the end of the second quarter, the indemnification cap of US$1.5 million was reached. As a result, Hemisphere GPS bore 100% of the legal fees in the third quarter. As discussed previously, this matter has now been settled and no further legal fees are anticipated.

Discontinued Operations

During 2006, the Company carried out activities to dispose of its Wireless Business Unit. On May 8, 2006, the Company closed an agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. On December 18, 2006, the Company closed an agreement to sell its Asset-Link Telematics product line to CHI-Agra Products Inc.

In addition to the above transactions, on July 28, 2006, the Company announced that it had signed an asset purchase agreement to sell its Location Tag Telematics product line to Trace Technologies, LLC. Prior to the third

quarter of 2007, the agreement had not closed due to circumstances impacting Trace and which were out of the control of the Company. During the third quarter, the Company entered an agreement to terminate the asset purchase agreement and releasing a deposit of $125 thousand that had been paid by Trace and was being held in escrow. This deposit was received by the Company during the third quarter.

As a result of these activities, and in accordance with Canadian generally accepted accounting principles ("GAAP"), the Wireless Business Unit financial components are treated as "discontinued operations" in the Company's financial statements. The primary areas impacted by this treatment are:

1. the results of operations of the Fixed Wireless Telephone and Telematics product lines are removed from revenues and expenses and reported as a separate element of income in the statement of operations;
2. the assets and liabilities of the Fixed Wireless Telephone and Telematics product lines are presented separately in the appropriate sections of the balance sheet;
3. the statement of operations and balance sheet treatment is applied retroactively for all periods presented; and
4. the assets of the Fixed Wireless Telephone and Telematics product lines are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The Company recorded a loss from discontinued operations of $107 thousand for the quarter ended September 30, 2007 compared to a loss of $2.0 million in 2006.

Expenses from discontinued operations reflect legal expenses. The Company recorded an impairment of fixed assets associated with the Location Tag product line given the termination of the related asset purchase agreement. The Company continues to incur expenses associated with certain legal matters arising prior to the divestment of the Wireless product lines which have been previously disclosed. Until such matters are resolved, the Company will continue to incur costs associated with such matters.

Summarized results for the discontinued operations are as follows:

	Quarter Ended	
(000's)	September 30 2007	September 30 2006
Sales	$ –	$ 4,894
Gross margin	–	930
	–	19%
Expenses	116	2,913
Loss before undernoted items	(116)	(1,983)
Impairment of property and equipment	(116)	–
Other income	125	–
Interest (income) expense	–	(4)
Loss from discontinued operations	$ (107)	$ (1,979)

Net Income (Loss)

The continuing operations of the Hemisphere GPS product lines incurred a loss of $2.6 million, or $0.06 per share (basic and diluted) in the third quarter of 2007 compared to $3.8 million, or $0.08 per share (basic and diluted) in the third quarter of 2006. Legal expenses related to the Trimble legal action and foreign exchange were responsible for approximately $1.8 million of the net loss from continuing operations in the third quarter.

The Company incurred a net and comprehensive loss of $2.7 million, or $0.06 per share (basic and diluted) in the third quarter of 2007, compared to a net and comprehensive loss of $5.8 million, or $0.13 per share (basic and diluted) in the third quarter of 2006.

Quarter Ended September 30, 2007 versus Quarter Ended June 30, 2007

Revenue

Revenue in the quarter of $9.5 million was down 40% from revenue of $15.9 million in the second quarter of 2007. A large portion of the Company's revenues are derived from agricultural markets in the Northern Hemisphere. As a result, the Company's revenues are subject to seasonality associated with the heaviest buying season of such markets which takes place in the first half of the calendar year. In the third quarter of 2007, the impact of seasonality was not as strong as realized in previous years as a result of increased sales in the Southern Hemisphere and strong grain prices in the agriculture markets driving increased purchasing.

Gross Margin

Gross margins of $4.4 million were down from $7.4 million in the second quarter of 2007 due to the impact of seasonality on revenues. Percentage gross margins of 46% were down slightly from 47% in the second quarter primarily as a result of the strengthening of the Canadian dollar relative to the United States dollar.

As outlined earlier, gross margins are impacted by foreign exchange rate changes because a portion of cost of sales are incurred in Canadian dollars while revenues are largely denominated in United States dollars. The Company estimates that at third quarter revenue levels, the movement in the average foreign exchange rate for the quarter has had a negative impact on third quarter gross margins of approximately 1.0% when compared to the average foreign exchange rate for the second quarter of 2007.

Expenses

Expenses of $5.3 million for the three months ended September 30, 2007 decreased $531 thousand, or 9%, from the second quarter. Sales and marketing expenses decreased by $266 thousand relating primarily to lower commissions expense. General and administrative costs decreased by $232 thousand as the second quarter included a higher level of public company costs - such as regulatory filings and the annual meeting.

Other

The Company incurred a foreign exchange loss of $422 thousand in the third quarter of 2007 versus a loss of $273 thousand in the second quarter of 2007 relating primarily to the translation of US dollar denominated working capital. The third quarter foreign exchange loss is net of a hedging payment received at the end of the third quarter of $829 thousand.

Interest income, net of interest expense, of $104 thousand in the third quarter decreased from $146 thousand in the quarter ended June 30, 2007 as a result of a lower average cash balance during the quarter. The Company earns interest income on its cash balance, offset by interest expense on capital leases.

Legal fees associated with the patent infringement lawsuit initiated by Trimble Navigation Limited were $1.4 million during the quarter, compared to $1.1 million in the second quarter of 2007. As discussed previously, this matter has been settled and no further legal fees are anticipated.

Discontinued Operations

The Company recorded a loss from discontinued operations of $107 thousand for the quarter ended September 30, 2007 compared to $122 thousand in the second quarter of 2007. As previously described, these amounts represent the results of operations of the divested Fixed Wireless Telephone and Telematics product lines.

Summarized results for the discontinued operations are as follows:

	Quarter Ended	
(000's)	September 30 2007	June 30 2007
Sales	$ –	$ –
Gross margin	–	–
Expenses	116	122
	(116)	(122)
Impairment of property and equipment	(116)	–
Other income	125	–
Loss from discontinued operations	$ (107)	$ (122)

Expenses of $116 thousand relate to legal expenses and impairment of fixed assets as previously described.

Net Income (Loss)

The Company incurred a loss from continuing operations of $2.6 million or $0.06 per share (basic and diluted) in the third quarter of 2007 compared to net income of $0.4 million or $0.01 per share (basic and diluted) in the second quarter of 2007.

The Company incurred a net and comprehensive loss in the third quarter of $2.7million, or $0.01 per share (basic and diluted), compared to net and comprehensive income of $0.2 million, or $0.01 per share (basic and diluted) in the second quarter of 2007.

Nine Months Ended September 30, 2007 versus Nine Months Ended September 30, 2006

Revenue

Revenue in the nine months ended September 30, 2007 was $44.9 million up by 18% from revenue of $38.0 million in the corresponding period of 2006. When measured in United States dollars, revenue growth for the year has been approximately 21%.

The increase in revenues is a result of strong sales in all product lines, and growth in international sales. In 2007, the Company's international revenues have increased by over 70% relative to the first nine months of 2006. The Company believes that strong grain prices have already translated into cash flow to farming operations in the Southern Hemisphere, resulting in strong demand for the Company's products in those markets.

Gross Margin

Gross margins of $21.5 million and 48% are up from $15.6 million and 41% in 2006. Margins have been positively impacted by new product introductions and product cost reductions. These benefits have been offset to some extent by the impact of the strengthening Canadian dollar on gross margins.

Expenses

Expenses of $17.6 million for the nine months ended September 30, 2007 have increased by $0.8 million from the first nine months of 2006. The increase is primarily due to increased costs associated with the growth of the Company. While revenues have increased by 18% from 2006, operating expenses have increased by just 5% illustrating the scalability of the Company's business model.

Other

The Company has incurred a foreign exchange loss of $648 thousand (2006 - $695 thousand), interest income (net of interest expense) of $325 thousand (2006 - $194 thousand), and a loss on sale of marketable securities of $39 thousand (2006 - $ nil) in the first nine months of 2007.

Legal expenses relating to the patent infringement lawsuit initiated by Trimble Navigation Limited totaled $3.1 million for the nine month period ended September 30, 2007. In 2006, comparable legal expenses were $0.2 million. As discussed previously, this matter has been settled and no further legal fees are anticipated.

Discontinued Operations

The Company recorded a loss from discontinued operations of $334 thousand for the first nine of 2007 compared to a loss of $14.2 million in the comparable period in 2006. In 2007, the results primarily reflect legal fees associated with legal matters that arose prior to the divestment of the wireless operations.

Net Income (Loss)

Net income from continuing operations was $363 thousand ($0.01 per share basic and diluted) in the nine month period ended September 30, 2007 compared to a loss from continuing operations of $3.0 million ($0.06 per share - basic and diluted) in 2006.

The Company earned net and comprehensive income in the first nine months of 2007 of $29 thousand ($0.00 per share - basic and diluted), compared to a loss of $17.1 million ($0.37 per share – basic and diluted) in the same period of 2006.

Summary of Quarterly Results

	For the Quarter Ended							
(000's)	Dec 31 2005	Mar 31 2006	Jun 30 2006	Sep 30 2006	Dec 31 2006	Mar 31 2007	Jun 30 2007	Sep 30 2007
Sales	$ 5,625	$ 15,514	$ 16,907	$ 5,617	$ 7,870	$ 19,505	$ 15,893	$ 9,474
Gross margin	1,943	6,202	8,379	1,055	2,881	9,662	7,415	4,386
	35%	40%	50%	19%	37%	50%	47%	46%
Expenses:								
Research and development	990	1,170	1,227	1,134	1,209	1,266	1,296	1,295
Sales and marketing	1,818	2,819	2,342	1,772	2,372	3,092	2,203	1,937
General and administrative	1,351	1,290	1,498	1,191	1,684	1,331	1,581	1,349
Stock-based compensation	211	143	186	215	213	220	185	131
Amortization	592	587	619	638	666	603	562	584
	4,962	6,009	5,872	4,950	6,144	6,512	5,827	5,296
Earnings (loss) before undernoted items	(3,019)	193	2,507	(3,895)	(3,263)	3,150	1,588	(910)
Legal fees on settlement	36	40	34	156	37	634	1,061	1,407
Foreign exchange (gain) loss	145	67	762	(133)	(53)	(46)	273	422
Interest income	(38)	(16)	(94)	(84)	(27)	(74)	(146)	(104)
Loss (gain) on sale of marketable securities	–	–	–	–	(1,050)	–	39	–
Restructuring costs	–	–	1,043	–	–	–	–	–
Earnings (loss) from continuing operations	(3,162)	102	762	(3,834)	(2,170)	2,636	361	(2,634)
Loss from discontinued operations	(3,302)	(9,257)	(2,929)	(1,978)	(582)	(105)	(122)	(107)
Net earnings (loss)	$ (6,464)	$ (9,155)	$ (2,167)	$ (5,812)	$ (2,752)	$ 2,531	$ 239	$ (2,741)
Earnings (loss) per common share from continuing operations *:								
Basic and diluted	$ (0.07)	$ 0.00	$ 0.02	$ (0.08)	$ (0.05)	$ 0.06	$ 0.01	$ (0.06)
Net earnings (loss) per common share *:								
Basic and diluted	$ (0.15)	$ (0.20)	$ (0.05)	$ (0.13)	$ (0.06)	$ 0.05	$ 0.01	$ (0.06)

** Calculated using quarterly weighted average number of shares outstanding.*

Liquidity and Capital Resources

Hemisphere GPS held cash of $9.6 million at the end of the third quarter compared to a balance of $12.4 million at June 30, 2007. The primary items impacting the cash balance during the third quarter were:

- Cash used in continuing operations, prior to working capital changes, was $2.0 million compared to $3.0 million in the third quarter of 2006.
- Inventories increased by $1.7 million during the quarter related primarily to new products that will be launched during the fourth quarter and the impact of a level load manufacturing program building product to support the first half selling season of 2008.
- Accounts payable decreased by $0.6 million during the third quarter relating to lower activity levels associated with the seasonally lower third quarter.

- Total capital spending related to continuing operations in the third quarter of 2007 was $368 thousand primarily related to the expansion of manufacturing capacity in the Calgary manufacturing location as well as production and computer equipment. The expanded facility in Calgary, together with the outsourcing of certain high volume manufacturing activities to Asia, should meet the Company's forecasted capacity requirements for at least three years.
- Cash used in discontinued operations in the third quarter was $58 thousand. Payment of legal expenses and accounts payable was offset by the receipt of $125,000 relating to the termination of the Trace asset purchase agreement as previously discussed.
- During the third quarter, 60,038 stock options were exercised for proceeds of $107 thousand.
- As of October 25, 2007 there were 46,362,926 common shares outstanding.

Hemisphere GPS has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of Hemisphere GPS's capital lease obligations at September 30, 2007:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Capital lease obligations	$ 195,856	$ 195,856	$ –

Financial Instruments

The Company uses forward contracts as an economic hedge to offset the impact of fluctuations in foreign currency exchange rates on certain foreign currency denominated current assets and liabilities. At September 30, 2007, the Company has forward contracts in place for the sale of United States dollars that mature on December 31, 2007 and with a total principal value of US$13.0 million. The foreign currency exchange rate on these forward contracts is Cdn$0.9951/US$1.0000.

Critical Accounting Policies and Estimates

Hemisphere GPS prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

Effective January 1, 2007, the Company has adopted the following new accounting standards relating to financial instruments:

- CICA Handbook Section 3855 – "Financial Instruments – Recognition and Measurement";
- CICA Handbook Section 3861 – "Financial Instruments – Disclosure and Presentation";
- CICA Handbook Section 1530 – "Comprehensive Income"; and
- CICA Handbook Section 3865 – "Hedges".

Under these standards, financial instruments must be classified into one of five categories: (i) held-for-trading, (ii) held-to-maturity, (iii) loans and receivables, (iv) available-for-sale, and (v) other financial liabilities. The new standards require that all financial instruments within the scope of the standards, including all derivative instruments, be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities – except those in the held-for-trading and available-for-sale categories – must be determined at amortized cost using the effective interest rate method. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial instruments are measured at fair

value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated accounts receivable as "loans and receivables", which are measured at amortized cost. Marketable securities have been designated as "held-for-trading" which are measured at fair value with changes in such value included in earnings. Accounts payable and accrued liabilities and long-term debt are classified as "other financial liabilities" which are measured at amortized cost.

The Company also adopted as of January 1, 2007 new standards with respect to "comprehensive income". The new standards require a "statement of comprehensive income", if there are items that give rise to "comprehensive income or loss". The Company did not identify any such items giving rise to "comprehensive income or loss" in the three and nine month periods ended September 30, 2007, or that would result in an adjustment to opening balances for accumulated other comprehensive income or loss.

The Company was also required to adopt new accounting standards with respect to hedging activities. The Company uses forward contracts to hedge certain foreign currency denominated assets and liabilities against fluctuations in foreign currency exchange rates. The Company does not use forward contracts for trading or speculative purposes.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 about the Company's financial instruments as well as its capital and how it is managed.

The CICA issued new accounting standards for measurement and disclosure requirements for inventories which are applicable for fiscal years beginning on or after January 1, 2008. The Company does not expect any significant effect on its financial statements due to the application of these standards.

There were no changes in significant estimates in the quarter.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting that occurred during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. For further discussion of internal controls over financial reporting, refer to the Company's Annual Report for the year ended December 31, 2006.

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON B. OLSON, Senior Vice President and Chief Financial Officer of Hemisphere GPS Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Hemisphere GPS Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 25, 2007



Cameron B. Olson
Senior Vice President and
Chief Financial Officer

File No.
82-34943

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVEN L. KOLES, President and Chief Executive Officer of Hemisphere GPS Inc.., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Hemisphere GPS Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 25, 2007



Steven L. Koles
President and Chief Executive Officer

File No.
82-34943



PRESS RELEASE

Toronto Stock Exchange Symbol: HEM **www.HemisphereGPS.com**

Hemisphere GPS Reports 69% Growth in Third Quarter

Results lifted by increasing cash flow in core customer segment

Calgary, AB — October 25, 2007— (TSX:HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products, today reported revenue growth of 69% for the third quarter ended September 30, 2007.

For the third quarter ended September 30, 2007, Hemisphere GPS reported revenues of $9.5 million, an increase of 69% as compared to $5.6 million in the third quarter of 2006. Sales increased in all product areas. Strong growth in North American and international markets was driven by increased cash flow within agricultural operations. Reported revenues were tempered by the foreign exchange impact of a falling US dollar as substantially all revenues are earned in US dollars. Revenue growth on a US dollar basis was 80% for the quarter, illustrating the true growth of the business in the quarter year-over-year.

"We are experiencing very strong momentum in each of our key markets - air, marine and agriculture," stated Steven Koles, President & CEO of Hemisphere GPS. "85% of our revenues are derived from sales to the agriculture market, which is producing record crops in this year's harvest and is benefiting from high prices for agriculture commodities. Improvements in farm income and cash flows are widely expected to continue for the next several years. 2008 budgets for farming operations will support expanded investment in new farming equipment and technology, including GPS guidance technologies targeted at increasing farm efficiency and crop yields. With the health of this year's harvest and continued expectations of high demand and strong commodity prices, we are excited about the robust years ahead of us in agriculture."

International sales increased significantly in the third quarter including South America and Australia which benefited from higher commodity prices earlier in 2007 following the Southern Hemisphere harvest. International sales delivered healthy growth of 92% (103% in US dollars) in the third quarter compared to 2006. North American sales also delivered significant growth of 57% (67% in US dollars) compared to the third quarter of 2006 as a result of the cash flow impact of stronger grain prices.

While continued strengthening of the Canadian dollar relative to the United States dollar has negatively impacted gross margins (1.4% estimated when compared to foreign exchange rates for the third quarter of 2006), Hemisphere GPS' gross margins strengthened to 46%, as compared to 19% reported in the third quarter of 2006. Gross margins in the third quarter of 2006 included a one-time inventory adjustment, which results in normalized gross margins of 37% when adjusted. Gross margins have improved on all product lines in the third quarter of 2007 arising from cost improvements related to new products, outsourcing, design cost reductions and manufacturing cost reductions.

Total expenses increased by $346 thousand, or 7%, to $5.3 million, compared to the third quarter of 2006. Research and development, sales and marketing, and general and administrative expenses have increased moderately relative to the revenue growth of 69% realized in the third quarter.



PRESS RELEASE

During the third quarter, Hemisphere GPS was awarded a non-infringement judgment in a patent infringement lawsuit initiated by Trimble Navigation Ltd. in 2002. Following this positive decision, a confidential settlement agreement was concluded between Hemisphere GPS and Trimble, whereby all other outstanding patent infringement lawsuits between the companies were dismissed, including the counter claims filed by Hemisphere GPS. During the quarter, the Company incurred $1.4 million of legal expenses related to this matter, however, no further legal costs associated with this matter are expected to be incurred. Commencing this quarter, the legal costs associated with this matter have been separately disclosed in the Company's Statement of Operations in order to reflect the impact of these costs on past financial results.

Hemisphere GPS reported a reduced loss from continuing operations of $2.6 million, or ($0.06) per share, as compared to a loss $3.8 million, or ($0.08) per share, from continuing operations for the third quarter of 2006. Legal expenses associated with the Trimble legal action, and foreign exchange were responsible for approximately $1.8 million of the net loss for the third quarter.

Year-to-date revenue growth has reached 18%. For the first nine months ended September 30, 2007, Hemisphere GPS reported record revenues of $44.9 million, 18% higher than $38.0 million for the same period in 2006. The strength of the Canadian dollar has negatively impacted reported revenues on a year-to-date basis - when measured in US dollars, revenue growth has been 21%.

Gross margin for the first nine-months increased to 48%, from 41% for the same period of 2006. While year-to-date revenues have increased by 18%, year-to-date expenses have only increased marginally by 5% to $17.6 million from $16.8 million, demonstrating the scalability and profitability potential of Hemisphere GPS' business model under increased revenues.

Hemisphere GPS reported nine-month income from continuing operations of $363 thousand, $0.01 per share, an improvement from a loss from continuing operations of $3.0 million, or ($0.06) per share, for the same period in 2006. After discontinued operations losses, Hemisphere GPS reported 2006 nine-month net income of $29 thousand, a substantial improvement from the net loss of $17.1 million, or ($0.37) per share, for the first nine-months of 2006. 2006 included losses of $14.1 million related to the discontinued operations from the wireless business division divested during 2006.

At September 30, 2007, Hemisphere GPS held cash of $9.6 million, working capital of $23.6 million and had no debt.

Operational Highlights

- Hemisphere GPS introduced a new finance program for its Outback Guidance brand in North America. Qualifying customers can have access to the company's latest Outback Guidance products, without having to make a payment for up to six months. With agricultural costs continuing to rise, the Outback Guidance Financing Program allows Hemisphere GPS ground agriculture customers to reap immediate benefits.

- Hemisphere GPS offers affordable centimeter accuracy with the launch of its new Eclipse™ dual-frequency GPS receiver technology, based on Hemisphere's successful Crescent® L1 GPS technology. Eclipse advances the Company's existing product line and opens opportunities in new vertical markets. Exceptional value, superior performance and versatility of the Eclipse platform enables OEM customers to integrate into a wide variety of precise applications including navigation and GPS machine control. Eclipse users can record and post-process GPS data or

choose from several differential solutions including Real-Time Kinematics (RTK), OmniSTAR(R) (HP/XP) and SBAS (WAAS, EGNOS, etc.).

- Hemisphere GPS introduced Outback S-Lite™, an entry-level version of its popular Outback brand. S-Lite is a low-cost, portable GPS guidance solution for non-precision spraying, spreading, broad-acre tillage and seeding. Hemisphere GPS will begin shipping Outback S-Lite in November 2007.

- Hemisphere GPS announced Outback AutoMate™, an automatic boom shutoff product that works directly with Outback Guidance products, such as Outback S2™ and the new Outback S-Lite™. Outback AutoMate monitors and controls individual sprayer sections to minimize overlaps and skips. Automated boom section control is a new innovation which complements Hemisphere GPS' Outback Guidance product line and reduces usage and expense of herbicides and fertilizers.

The strength of the agriculture market has helped propel the Company's GPS sales revenues to record levels in 2007. Recent increases in agricultural commodity prices and other macro-economic factors, such as low inventory levels and demand for bio-fuels, are leading to broad expectations for several years of profit growth within the agriculture sector and rural populations. Higher profits from farming operations are anticipated to result in increased investment in farm equipment and technologies such as GPS that improve farming efficiencies, crop yields and cash flow.

2007 will be Hemisphere GPS' first full year as a pure-play GPS company. The Company is the market share leader in the after-market for precision agriculture guidance technology and products, as well as in other markets such as marine. "Our new products create a very exciting platform for growth into new verticals as well as in our core markets. GPS guidance is now one of the hottest sectors in agriculture," stated Mr. Koles. "Yet this is still a relatively young market with lots of room for growth. With farmers adopting GPS for guidance and autosteer to improve yields and lower input costs, we anticipate several years of healthy growth ahead of us. In the US, autosteer penetration is now beginning to rapidly increase and complement guidance-only systems. We see autosteer as a tremendous growth opportunity and we are very well positioned to capture that opportunity International markets are still years behind North America, but quickly working to catch up."

Conference Call – Thursday October 25 at 11:00AM ET (9:00am MT)

A conference call and Web cast for shareholders, analysts and other members of the investment community has been scheduled for Thursday October 25, 2007 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-731-6941 approximately 10 minutes before the conference call. Please note that a live Web cast of the call will be available on the Hemisphere GPS Web site at http://www.hemispheregps.com. The Web cast will be archived there for later review. A recording of the call will be available through November 1. Please dial 1-877-289-8525 and enter the reservation number 21250936# to listen to the rebroadcast.



PRESS RELEASE

About Hemisphere GPS

Hemisphere GPS, designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@HemisphereGPS.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

HEMISPHERE GPS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Sales	$ 9,474,224	$ 5,617,430	$ 44,871,875	$ 38,037,987
Cost of sales	5,088,368	4,562,414	23,409,037	22,401,843
	4,385,856	1,055,016	21,462,838	15,636,144
Expenses:				
Research and development	1,294,862	1,134,299	3,857,759	3,531,915
Sales and marketing	1,937,392	1,772,476	7,232,476	6,933,442
General and administrative	1,348,660	1,190,929	4,261,162	3,978,800
Stock-based compensation	131,493	215,168	536,060	544,285
Amortization	583,529	637,533	1,748,334	1,843,437
	5,295,936	4,950,405	17,635,791	16,831,879
Earnings (loss) before undernoted items	(910,080)	(3,895,389)	3,827,047	(1,195,735)
Foreign exchange (gain) loss	421,757	(132,998)	648,236	695,376
Loss on sale of marketable securities	–	–	38,809	
Interest and other income	(104,433)	(84,005)	(324,700)	(193,781)
Restructuring costs	–	–	–	1,043,000
Legal fees on settlement of lawsuit	1,406,785	155,580	3,101,504	229,262
Earnings (loss) from continuing operations	(2,634,189)	(3,833,966)	363,198	(2,969,592)
Loss from discontinued operations	(106,920)	(1,978,404)	(333,965)	(14,164,667)
Net earnings (loss) and comprehensive income (loss)	(2,741,109)	(5,812,370)	29,233	(17,134,259)
Deficit, beginning of period	(48,096,367)	(42,302,035)	(50,866,709)	(30,980,146)
Deficit, end of period	$(50,837,476)	$(48,114,405)	$(50,837,476)	$(48,114,405)
Earnings (loss) per common share from continuing operations:				
Basic and diluted	$ (0.06)	$ (0.08)	$ 0.01	$ (0.06)
Loss per common share:				
Basic and diluted	$ (0.06)	$ (0.13)	$ –	$ (0.37)
Weighted average shares outstanding:				
Basic	46,345,867	46,086,642	46,225,372	45,992,887
Diluted	46,566,090	49,340,921	46,317,060	49,340,921



PRESS RELEASE

HEMISPHERE GPS INC.

Consolidated Balance Sheets
(unaudited)

	September 30, 2007	December 31, 2006
Assets		
Current assets:		
Cash	$ 9,624,505	$ 11,160,405
Accounts receivable	7,168,035	4,995,204
Inventories	14,530,512	11,479,139
Deferred commissions	224,757	111,619
Prepaid expenses and deposits	477,236	550,530
Current assets of discontinued operations	387,877	1,360,735
	32,412,922	29,657,632
Deferred commissions	290,181	246,414
Property and equipment	8,196,428	8,507,990
Intangible assets	3,834,929	4,332,591
Goodwill	22,961,432	22,961,432
Assets of discontinued operations	–	116,380
	$ 67,695,892	$ 65,822,439
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,166,743	$ 5,785,501
Deferred revenue	1,344,958	773,527
Current portion of long-term debt	–	300,517
Current portion of capital leases	195,856	291,057
Current liabilities of discontinued operations	139,274	974,505
	8,846,831	8,125,107
Deferred revenue	1,941,911	1,672,116
Capital lease obligations	–	101,714
Shareholders' equity:		
Share capital	104,616,683	104,013,743
Contributed surplus	3,127,943	2,776,468
Deficit	(50,837,476)	(50,866,709)
	56,907,150	55,923,502
	$ 67,695,892	$ 65,822,439



PRESS RELEASE

HEMISPHERE GPS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Cash flows from (used in) operating activities:				
Earnings (loss) from continuing operations	$(2,634,189)	$ (3,833,966)	$ 363,198	$ (2,969,592)
Items not involving cash:				
Amortization	583,529	637,533	1,748,334	1,843,437
Stock-based compensation	131,493	215,168	536,060	544,285
Loss on sale of marketable securities	–	–	38,809	–
Unrealized foreign exchange gain	–	8,855	–	4,748
	(1,919,167)	(2,972,410)	2,686,401	(577,122)
Change in non-cash operating working capital:				
Accounts receivable	1,919,895	(118,395)	(2,812,038)	(467,047)
Inventories	(1,719,634)	(179,430)	(3,051,373)	304,107
Prepaid expenses and deposits	(54,042)	(270,458)	73,294	(47,790)
Deferred commissions	(8,140)	(17,952)	(156,905)	(277,391)
Accounts payable and accrued liabilities	(685,880)	380,024	1,381,242	822,322
Deferred revenue	46,128	119,699	841,226	1,846,676
	(2,420,840)	(3,058,922)	(1,038,153)	1,603,755
Cash used in discontinued operations	(58,374)	(1,875,884)	(79,958)	(7,888,870)
	(2,479,214)	(4,934,806)	(1,118,111)	(6,285,115)
Cash flows from (used in) financing activities:				
Long-term debt	–	(125,884)	(300,517)	(381,772)
Capital lease obligations	(66,313)	(45,734)	(196,915)	(212,121)
Issue of share capital, net of share issue costs	107,204	66,560	418,355	397,259
Cash from discontinued operations	–	–	–	2,977,665
	40,891	(105,058)	(79,077)	2,781,031
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(367,869)	(745,821)	(939,110)	(1,445,911)
Business acquisition, net	–	–	–	(959,303)
Proceeds on sale of marketable securities	–	–	600,398	–
Cash from (used in) discontinued operations	–	–	–	(117,035)
	(367,869)	(745,821)	(338,712)	(2,522,249)
Decrease in cash position	(2,806,192)	(5,785,685)	(1,535,900)	(6,026,333)
Cash, beginning of period	12,430,697	12,354,706	11,160,405	12,595,354
Cash, end of period	$ 9,624,505	$ 6,569,021	$ 9,624,505	$ 6,569,021

File No.
82-34943


Hemisphere GPS

PRESS RELEASE

Toronto Stock Exchange Symbol: HEM **www.HemisphereGPS.com**

Hemisphere Third Quarter Conference Call Notice

Calgary, Alberta – October 19, 2007 - (TSX:HEM): Hemisphere GPS, a designer and manufacturer of advanced GPS products, will release its third quarter financial results for the period ended September 30, 2007, prior to the open of trading on the Toronto Stock Exchange on Thursday October 25, 2007.

A conference call and Web cast for shareholders, analysts and other members of the investment community has been scheduled for Thursday October 25, 2007 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time) to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-731-6941 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the Hemisphere GPS Web site at http://www.hemispheregps.com. The Web cast will be archived there for later review.

A recording of the call will be available through November 1. Please dial 1-877-289-8525 and enter the reservation number 21250936# to listen to the rebroadcast.

About Hemisphere GPS

Hemisphere GPS, designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

For more information, please contact:

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
cpala@evestor.com



PRESS RELEASE

For Immediate Release

Hemisphere GPS Completes Settlement Of Patent Infringement Lawsuits

Calgary, AB — September 28, 2007— (TSX: HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products reported today that it has reached a confidential settlement with Trimble Navigation Limited, relating to outstanding patent infringement lawsuits in the Northern District of California and the District of Kansas. In accordance with the terms of the settlement, the actions will be discontinued immediately.

"We are very pleased to have reached a mutually agreeable settlement in these matters and to be putting these matters behind us," stated Steven Koles, Hemisphere GPS' President and CEO.

About Hemisphere GPS
Hemisphere GPS, designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance(R), one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943



PRESS RELEASE

For Immediate Release

Hemisphere GPS Announces Centimeter Accuracy with New Eclipse™ Dual-Frequency GPS Receiver Technology

Fort Worth, TX — September 26, 2007— (TSX: HEM) Today, from the 2007 ION GNSS Conference in Fort Worth, Texas, Hemisphere GPS, a designer and manufacturer of advanced GPS products announced the latest addition to its innovative product line, Eclipse dual-frequency GPS receiver technology.

Based on Hemisphere GPS' successful Crescent® L1 GPS technology that incorporates exclusive techniques for reducing code measurement noise and mitigating multipath signals, Eclipse delivers reliable centimeter-level accuracy. The superior performance and versatility of Hemisphere GPS' Eclipse board allows OEM customers to integrate it into a wide variety of precise applications including navigation and GPS machine control. Depending upon the application, Eclipse users can record and post-process GPS data or choose from several differential solutions including Real-Time Kinematic (RTK), OmniSTAR® (HP/XP) and SBAS (WAAS, EGNOS, etc.).

As an affordable dual-frequency solution, Eclipse receiver technology offers several other advantages to the OEM integrator including integrated L-Band tracking that powers down when not in use, multiple serial and USB ports, and upgradeable firmware.

"The versatility of Eclipse delivers exceptional value in a dual-frequency GPS module and makes it the perfect complement to our Crescent platform." said Steven Koles, Hemisphere GPS President and CEO. "It allows us to continue to advance our existing product line as well as take advantage of great opportunities in new vertical markets."

Eclipse receiver technology is currently available as an OEM module and evaluation kit. Hemisphere GPS will also integrate Eclipse into some of its existing GPS receiver products and plans to introduce a variety of new Eclipse-based products in 2008.

The latest Hemisphere GPS products will be on display at the ION GNSS in Fort Worth, Texas September 26th through September 28th in Booths 312 and 314.

About Hemisphere GPS
Hemisphere GPS (formerly CSI Wireless Inc.), designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company holds numerous patents and other intellectual property and owns leading brand names, including Outback Guidance®, one of the leading brands in precision GPS for ground agriculture. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

For more information, please contact:

John Bohlke
Director of Product Marketing
Hemisphere GPS
Phone: (480) 348-9919 x 106
E-mail : JBohlke@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943



PRESS RELEASE

For Immediate Release

Hemisphere GPS Announces Outback AutoMate For Boom Section Control

Decatur, IL — August 28, 2007— (TSX: HEM) Today from the Farm Progress Show in Decatur, Illinois Hemisphere GPS announced the latest addition to the Outback Guidance product line, Outback AutoMate™. Outback AutoMate is an automatic boom shutoff product that works directly with Outback Guidance products, such as Outback S2™ and the new Outback S-Lite™.

Featuring Raven Industries' controller technology, Outback AutoMate monitors and controls individual sprayer sections to minimize overlaps and skips. It offers up to seven section automatic control, manual section control, and user adjustable section overlap. Machine and rate controller specific interface kits will be available for a wide variety of vehicles and applications.

"Automated boom section control is an exciting new innovation which compliments our Outback Guidance product line," said Steven Koles, President and CEO of Hemisphere GPS. "Given the increased cost of herbicide and fertilizer, the operator should realize a quick return on investment with Outback AutoMate."

Hemisphere GPS will begin shipping Outback AutoMate in October 2007, starting at only $1,895 for compatibility with a Raven 440/450. It will be available through Outback Guidance Centers, other distributors in North America, and through Hemisphere GPS distributors worldwide. Please visit Hemisphere GPS at the Varied Industries Tent at the Farm Progress Show, today through August 30th in Decatur, Illinois. The latest Outback Guidance products will be on display, and information will be available on products that are soon to be released.

About Hemisphere GPS

Hemisphere GPS (formerly CSI Wireless Inc.), designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

For more information, please contact:

Jeff Farrar
Ground Ag Marketing Manager
Hemisphere GPS
Phone: (785) 742-5131
E-mail : JFarrar@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943



PRESS RELEASE

For Immediate Release

Hemisphere GPS Introduces Outback S-Lite Entry Level Guidance System

Decatur, IL — August 28, 2007— (TSX: HEM) Today, Hemisphere GPS introduced Outback S-Lite™ from the Farm Progress Show in Decatur, Illinois. As the entry-level product of its popular Outback brand, S-Lite is a low-cost, portable, entry-level GPS guidance solution for non-precision spraying, spreading, and broad-acre tillage and seeding.

Offering many of the same features as its popular Outback S™ series products, Outback S-Lite includes Straight Guidance, Contour Guidance, and Return to Point. It can eliminate the need for a foam marker and is expandable to work with Outback AutoMate™, which monitors and controls individual sprayer sections to minimize overlaps and skips. It is SBAS (WAAS, EGNOS, etc.) enabled and includes Hemisphere GPS's e-Dif® solution so it does not require any additional costly GPS subscription services. At the heart of Outback S-Lite is Hemisphere GPS' Crescent® GPS receiver technology, providing accurate and robust GPS reception.

"As the costs associated with the agricultural industry continue to rise, the marketplace has been demanding ways to offset those increases, "said Steven Koles, President and CEO of Hemisphere GPS. "Utilizing GPS guidance tools like Outback S-Lite generates valuable cost saving, and offers a very quick return on investment, for the large segment of farmers globally whom require an entry level GPS offering for their precision agriculture needs." Hemisphere GPS will begin shipping Outback S-Lite in November 2007. With a manufacturer suggested retail price of only $995, it comes with a 1-year standard manufacturer's warranty. It will be available through Outback Guidance Centers, other distributors in North America, and through select Hemisphere GPS distributors worldwide.

Please visit Hemisphere GPS at the Varied Industries Tent at the Farm Progress Show, today through August 30th in Decatur, Illinois. The latest Outback Guidance products will be on display, and information will be available on products that are soon to be released.

About Hemisphere GPS

Hemisphere GPS (formerly CSI Wireless Inc.), designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Jeff Farrar
Ground Ag Marketing Manager
Hemisphere GPS
Phone: (785) 742-5131
E-mail : JFarrar@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com



PRESS RELEASE

For Immediate Release

Hemisphere GPS Announces Outback Financing Program

Hiawatha, KS — August 27, 2007— (TSX: HEM) Today, Hemisphere GPS introduced a new finance program for its Outback Guidance brand. With agricultural costs continuing to rise, The Outback Guidance Financing Program allows Hemisphere GPS precision ground agriculture customers to reap immediate benefits. Qualifying customers can have access to the company's latest Outback Guidance products, without having to make a payment for up to six months.

Hemisphere GPS Outback Guidance products offer award-winning GPS technology for vehicle guidance, mapping, and precision application in ground agriculture. The product line has built a solid reputation within the industry for providing great value and return on investment. With a minimum purchase of $5,000, Outback Guidance Finance Program features attractive terms including 5.9% simple interest, 3-year low semi-annual payments, no money down, and no pre-payment penalties.

"We understand the cash flow issues that North American farmers have been facing, and are excited to be able to offer our customers this financing option," said Steve Koles, President and CEO of Hemisphere GPS. "We designed this program to help farmers bridge that gap, and give them access to the cost savings created by Outback Guidance products, like the S2™, eDrive®, and BaselineHD™." The Outback Guidance Finance Program is offered through the Outback Guidance Field Sales Group and through Hemisphere GPS' 350 Outback Guidance Centers in North America. Customers can also start the application process by downloading an application directly from the Outback Guidance website, www.outbackguidance.com. Once completed, most applicants can receive approval within 4 hours.

About Hemisphere GPS

Hemisphere GPS (formerly CSI Wireless Inc.), designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

For more information, please contact:

Jeff Farrar
Ground Ag Marketing Manager
Hemisphere GPS
Phone: (785) 742-5131
E-mail : Jfarrar@hemispheregps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943



PRESS RELEASE

For Immediate Release

Hemisphere GPS Granted Non-infringement Judgment in Patent Infringement Lawsuit With Trimble Navigation Ltd.

Calgary, AB — August 16, 2007— (TSX:HEM) Hemisphere GPS, a designer and manufacturer of advanced GPS products, reports that it has won a patent infringement lawsuit brought against the Company by Trimble Navigation Ltd.

The United States District Court of Northern District of California has granted Hemisphere GPS' motion for summary judgment as to non-infringement of Trimble's patent, effectively negating the lawsuit against the Company.

"We have previously stated publicly that we did not believe our products were infringing on any patents as alleged and were confident in a favorable outcome for the Company," stated Steven Koles, President & CEO of Hemisphere GPS.

About Hemisphere GPS

Hemisphere GPS, Inc. designs and manufactures innovative, cost-effective GPS products for positioning, guidance, and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents, and other intellectual property. The Company is headquartered in Calgary, Alberta, with major product development, sales, and marketing facilities in Arizona, Kansas, and Texas. For more information about Hemisphere GPS go to www.hemispheregps.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Hemisphere GPS' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. Hemisphere GPS' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that Hemisphere GPS will derive there from.

For more information, please contact:

Cameron Olson
Chief Financial Officer
Hemisphere GPS
403-259-3311
COlson@hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

END